

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

February 25, 2009

Daniel O'Brien
Chief Financial Officer
Flexible Solutions International, Inc.
615 Discovery St.
Victoria, British Columbia, Canada V8T 5G4

> **RE: Flexible Solutions International, Inc.**
> **Forms 10-KSB & 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q & 10-Q/A for the Fiscal Quarters Ended March 31, 2008,**
> **June 30, 2008 and September 30, 2008**
> **File No. 1-31540**

Dear Mr. O'Brien:

We have reviewed your letter filed on February 23, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. We read your response to comment two from our letter dated February 6, 2009. In future filings, please use /s/ just before the auditor's name in the audit report to clearly signify that they have signed the audit report.

Financial Statements

Consolidated Statements of Operations, page F-3

2. We read your response to comment three from our letter dated February 6, 2009. You continue to believe your disclosure controls and procedures are effective as

of December 31, 2007 despite them allowing an administrative error to occur resulting in the wrong financial statements being filed on March 31, 2008 in your original Form 10-KSB. It was not until seven months later that you filed the actual financial statements you believe should have been filed in the first place. We do not dispute that at December 31, 2007 you may have in good faith believed that your disclosure controls and procedures were effective. However, you ended up filing the wrong financial statements on March 31, 2008 and you did not even detect and correct your mistake by immediately filing the correct financial statements. Thus, when you finally filed the amended Form 10-KSB seven months later, we find it difficult to understand how you would still believe your disclosure controls and procedures were effective in light of this new information.

As discussed in Rule 13a-15(e), disclosure controls and procedures are defined, in part, as controls and procedures that are designed to ensure that information required to be disclosed by you in the reports you file or submit is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

When a company files an amendment to its Forms 10-KSB, 10-K, 10-QSB and/or 10-Q, which changes amounts presented in its originally filed financial statements, we expect that company to discuss under the appropriate Item whether they continue to believe that their disclosure controls and procedures are effective in light of the new information. In addition, under this Item, we also expect them to discuss the facts and circumstances that led to the changes in the amounts presented in their originally filed financial statements and what led them to either still conclude that their disclosure controls were effective or now conclude that they were not effective. They should also discuss any changes they have put in place or expect to put in place in an effort to prevent a recurrence. We also expect them to state whether they continue to believe that their internal controls and procedures were effective in light of the new information, accompanied by explanatory disclosures similar to those previously discussed above.

You did not include these disclosures when you filed your Form 10-KSB/A. As such, please amend your Form 10-KSB/A to include these disclosures in Item 8A. Please also ensure that your financial statements are included in the amendment, along with updated certifications.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief